Exhibit 17.1
Visteon Corporation Board of Directors
c/o Don Stebbins Chairman & CEO
May 8, 2011
I have had the chance to debrief with Don on the discussions and output from today’s board call.
Don summarized in his emails to me (i) the proposal to the shareholder who sent the letter of attempting to have them hold off until after the meeting and we would consider two new directors in 9/11, which he will be making, (ii) retention of legal counsel and PR firms to gird for a proxy fight if the proposal is not successful and (iii) that the majority of the board endorsed this path vs moving the annual meeting out and negotiating with the shareholder(s) involved.
Just a few thoughts having been personally involved in this type of situation before with a recently emerged public company. First, there are no winners in this “fight”, with the biggest loser being our collective shareholder value, given the distraction of this, and its toll on management and the board’s time (when we should be focusing on value creation). Second, like it or not, we are at this place as a result of poor handling of the shareholders by management first, and the majority of the board second, by not causing responsiveness and transparency to be management’s mantra with shareholders versus disregard and disingenuous lip service. Third, I do not believe the shareholder who sent the letter is some “lone voice in the wilderness”. Having gone through this before (and knowing the sentiment of many large VC holders today), I submit it would be a grave error in judgement to presume there is not a large block of shares that will not only go this way, but actively drive their agenda with other holders (which they will have plenty of ammo for, given the second point noted in this paragraph). Finally, spending the money of the people who own this company to battle the reasonable agenda they have put forth and do so at the expense of value creation is, in my view irresponsible.
I feel strongly about my fundamental disagreements with the direction the majority of the board has taken on this matter (over the past several weeks and today) and as a result, am resigning from the Visteon board effective May 20, 2011.
Happy to answer any questions you may have and wish you the best in revitalizing Visteon.
Sincerely,
/s/ William E Redmond, Jr.
William E Redmond, Jr.
Director and Chair of the Finance Committee
Visteon Corporation